     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 2004
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                   SCHEDULE TO
                                 (RULE 14d-100)
                      TENDER OFFER STATEMENT UNDER SECTION
           14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         ------------------------------

                           SCHUFF INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                         ------------------------------

                       SCHUFF ACQUISITION CORP. (OFFEROR)
                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))

                         ------------------------------

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)
                                    808156103
                      (CUSIP Number of Class of Securities)

                           --------------------------

                                 SCOTT A. SCHUFF
                                    PRESIDENT
                            SCHUFF ACQUISITION CORP.
                            1841 WEST BUCHANAN STREET
                             PHOENIX, ARIZONA 85007
                                 (602) 452-4497
      (name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                         ------------------------------

                                 WITH A COPY TO:
                              ROBERT S. KANT, ESQ.
                              SCOTT K. WEISS, ESQ.
                             GREENBERG TRAURIG, LLP
                        2375 E. CAMELBACK ROAD, SUITE 700
                             PHOENIX, ARIZONA 85016
                                 (602) 445-8000

                          -----------------------------

                            CALCULATION OF FILING FEE

================================================================================
        TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
             $4,428,801                                 $886
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 2,040,922 shares of common stock, par value $.001 per share, at the tender offer price of $2.17 per share in cash.

[X] CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

      Amount Previously Paid: $1,455

--------------------------------------------------------------------------------
      Filing Party: Schuff International, Inc. (formerly Schuff Steel Company)

--------------------------------------------------------------------------------
      Form or Registration No.: Form S-4 (Reg. No. 333-58123)

--------------------------------------------------------------------------------
      Date Filed: June 30, 1998

--------------------------------------------------------------------------------

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.

      [ ]   ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.

      [X]   GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.

      [ ]   AMENDMENT TO SCHEDULE 13d UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

      This Tender Offer Statement on Schedule TO is being filed by Schuff Acquisition Corp., an Arizona corporation ("SAC") to be wholly owned by David A. Schuff, Scott A. Schuff, and their affiliates named herein. This Schedule TO relates to the Offer by SAC to purchase all of the outstanding shares of the common stock, par value $0.001 per share (the "Shares"), of Schuff International, Inc., a Delaware corporation, at a purchase price of $2.17 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 30, 2004 (the "Offer to Purchase"), and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

      The information in the Offer to Purchase, including all schedules and exhibits thereto, is hereby expressly incorporated by reference in response to all items of this Schedule TO, except as otherwise set forth below.

ITEM 12. EXHIBITS.

      (a)(1)(A)   Offer to Purchase, dated April 30, 2004

      (a)(1)(B)   Letter of Transmittal

      (a)(1)(C)   Notice of Guaranteed Delivery

      (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated April 30, 2004

      (a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated April 30, 2004

      (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

      (a)(1)(G) Press Release issued by Schuff International, Inc. dated April 29, 2004

      (b)(1) Credit and Security Agreement by and between 19th Avenue/Buchanan Limited Partnership, an Arizona limited partnership, and Wells Fargo Credit, Inc., a Minnesota corporation

      (d)(1)      See Exhibit (b)(1).

      (d)(2) Power of Attorney of SAC, David A. Schuff, Scott A. Schuff, and their affiliates

      (d)(3) Joint Filing Agreement of SAC, David A. Schuff, Scott A. Schuff, and their affiliates

      (f) Section 262 of the Delaware General Corporation Law (incorporated by reference to Appendix A of the Offer to Purchase filed as Exhibit (a)(1)(A) hereto)

      (g)         None.

      (h)         None.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                        SCHUFF ACQUISITION CORP.


                                        By: /s/ Scott A. Schuff
                                            ------------------------------------
                                        Name:  Scott A. Schuff
                                        Title:  President
                                        Date:  April 29, 2004

                                  EXHIBIT INDEX

     EXHIBIT NO.  EXHIBIT NAME
     -----------  ------------
      (a)(1)(A)   Offer to Purchase, dated April 30, 2004

      (a)(1)(B)   Letter of Transmittal

      (a)(1)(C)   Notice of Guaranteed Delivery

      (a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees, dated April 30, 2004

      (a)(1)(E)   Letter to Clients for use by Brokers, Dealers, Commercial
                  Banks, Trust Companies, and Other Nominees, dated April 30,
                  2004

      (a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

      (a)(1)(G)   Press Release issued by Schuff International, Inc. dated April
                  29, 2004

      (b)(1)      Credit and Security Agreement by and between 19th
                  Avenue/Buchanan Limited Partnership, an Arizona limited partnership, and Wells Fargo Credit, Inc., a Minnesota corporation

      (d)(1)      See Exhibit (b)(1).

      (d)(2) Power of Attorney of SAC, David A. Schuff, Scott A. Schuff, and their affiliates

      (d)(3)      Joint Filing Agreement of SAC, David A. Schuff, Scott A.
                  Schuff, and their affiliates

      (f)         Section 262 of the Delaware General Corporation Law
                  (incorporated by reference to Appendix A of the Offer to Purchase filed as Exhibit (a)(1)(A) hereto)

      (g)         None.

      (h)         None.